UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

MONUMENT RESOURCES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

615314 10 1
(CUSIP Number)

Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80222

(303) 692-9468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          615314 10 1

1	NAMES OF REPORTING PERSONS: A.G. Foust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,144,412
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,144,412
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,144,412

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

☒Does not include 182,500 shares owned by the spouse of the Reporting Person as to which he disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions): IN
_______________

(1)
Based on 7,719,000 shares outstanding as of the date hereof and giving effect to Warrants held by the Reporting Person to acquire an additional 400,000 shares of Common Stock which are immediately exercisable.

Item 1. Security and Issuer.

Issuer: Monument Resources, Inc.
2050 South Oneida Street, Suite 106
Denver, Colorado 80222

Security:   Common Stock, no par value

Item 2.     Identity and Background.

(a)(b)      Reporting Person        A.G. Foust
2050 South Oneida Street, Suite 106
Denver, Colorado  80222

(c)           Mr. Foust is the President and a director of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Reporting Person used personal funds to acquire ownership of the shares held by him.

Item 4.     Purpose of Transaction.

     The Reporting Person acquired the shares held by him for investment purposes and long-term capital appreciation.  The Reporting Person has no plans, agreements, arrangements or understandings which would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

On March 5, 2008, the Reporting Person acquired Units consisting of 400,000 shares of the Issuer’s Common Stock, no par value, and Warrants to purchase an additional 400,000 shares of Common Stock at any time through March 4, 2010.  Consideration for the Units was $0.25 cash and the exercise price of the Warrants is $0.40 per share.

Giving effect to the foregoing (the only transaction by the Reporting Person in the Issuer’s securities in the last 60 days), the Reporting Person’s beneficial ownership of the Issuer’s securities is as follows:

	Common Stock	Warrants	Total(2)
Number(1)	1,744,412	400,000	2,144,412
Percentage	22.6%	--	26.4%
__________________

(1)	The Reporting Person exercises sole voting and dispositive power over the shares of Common Stock and Warrants shown above.

(2)
Based on 7,719,000 shares of the Issuer’s Common Stock outstanding as of the date hereof.  The shares and percentage ownership attributable to the Reporting Person have been computed in accordance with Rule 13(d)(3).

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the acquisition of the Issuer’s shares by the Reporting Person as described in Item 5 above, the Reporting Person agreed to vote his shares for the Board of Directors designee of MNB Energy, LLC (also a purchaser of the Issuer’s shares on March 5, 2008) so long as MNB owns at least 20% of the Issuer’s Common Stock and to vote for two MNB designees to the Board of Directors if MNB owns 40% or more of the Issuer’s Common Stock.  James J. Benner was elected to the Issuer’s Board of Directors on March 5, 2008 as MNB’s designee.  Prior to Mr. Benner’s election, neither he nor MNB had any affiliation or relationship with the Issuer.

     On March 5, 2008, the Reporting Person purchased 400,000 shares of the Issuer’s Common Stock and Warrants to purchase an additional 400,000 shares of Common Stock.  MNB purchased 2,000,000 shares of Common Stock and Warrants to purchase an additional 2,000,000 shares of Common Stock.  In connection with the agreement under which these purchases were made, the Issuer was given the right of first refusal to re-acquire such shares and Warrants if a purchaser seeks to sell them in the future.  If the Issuer does not exercise its first right, then the Reporting Person or MNB, as the case may be, has a right of first refusal to acquire the shares or Warrants sought to be sold by the other party.  Finally, the Reporting Person and MNB have preferential rights to purchase any equity securities offered in the future by the Issuer.

Item 7.     Material To Be Filed as Exhibits.

    Filed herewith are the following:

 Exhibit No.                                                                                    Description of Exhibit

        A          Unit Purchase Agreement dated March 5, 2008 by and between Monument Resources, Inc. and MNB Energy, LLC and A.G. Foust.(1)

______________

(1)	Incorporated by reference from the Report on Form 8-K filed by Monument Resources, Inc. on March 6, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2008
Date

/s/ A.G. Foust